December 22, 2015

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

Washington, DC 20549

Re:	Continental Building Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Form 8-K Filed November 4, 2015
File No. 1-36293

Dear Mr. O’Brien:

Set forth below are our responses to the comments contained in your letter dated December 10, 2015 in connection with your review of the above referenced filings for Continental Building Products, Inc. (the “Company”). For convenience, your comments are repeated in bold before our answers.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22.

Reconciliation of Non-GAAP Measures, page 33

1.	Please revise your reconciliation of EBITDA and Adjusted EBITDA to begin with net income rather than operating income. Please refer to Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations for guidance.

Company Response:

We acknowledge the Staff’s comment, and in response thereto, note that we will reconcile EBITDA and Adjusted EBITDA with net income rather than operating income to the extent we include either or both non-GAAP measures in our future filings with the Securities and Exchange Commission (the “Commission”).

10. Commitments and Contingencies, page 61

2.	Please revise your disclosure to state if the legal actions and claims are expected to be material to your results of operations and cash flows in addition to your financial condition. If there are legal actions or claims that may be material to your results of operations and/or cash flows, specific disclosures for these legal actions and claims should be provided. Please refer to ASC 450-20-50 for guidance.

Company Response:

We acknowledge the Staff’s comment, and in response thereto, note that we will revise the referenced disclosure in our future filings, including our upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as set forth below and, to the extent we determine any such legal actions or claims may be material to our results of operations and/or cash flows, disclose such actions as required.

Last Paragraph on Page 61 of the Company’s 2014 Form 10-K Marked to Show Proposed Changes to be Made in Future Filings (new text bold and underlined; deleted text marked as strikethrough):

In the ordinary course of business, the Company is involved in certain legal actions and claims, including proceedings under laws and regulations relating to environmental and other matters. Because such matters are subject to many uncertainties and the outcomes are not predictable with assurance, the total liability for these legal actions and claims cannot be determined with certainty. When the Company determines that it is probable that a liability for environmental matters, legal actions or other contingencies has been incurred and the amount of the loss is reasonably estimable, an estimate of the costs to be incurred is recorded as a liability in the financial statements. As of December 31, 2014 and 2013, such liabilities are not expected to have a materially adverse effect on the Company’s financial condition, results of operations or liquidity ~~material to the Company’s financial statements~~. While management believes its accruals for such liabilities are adequate, the Company may incur costs in excess of the amounts provided. Although the ultimate amount of liability that may result from these matters or actions is not ascertainable, ~~the Company believes that~~ any amounts exceeding the recorded accruals are not expected to have a materially adverse effect on the Company’s financial condition, results of operations or liquidity ~~will not materially affect its financial condition.~~

Form 8-K Filed November 4, 2015

3.	We note your presentation of adjusted cash flow from operations. On page 7 of Exhibit 99.1, you refer to the measure as a performance measure. On page 8, you reconcile the non-GAAP measure from cash flow from operations, which suggests a liquidity measure along with the use of cash flow in the title. Please advise if this is a performance measure or a liquidity measure and revise your presentation in accordance with Item 10(e)(1)(i) of Regulation S-K. If you are presenting this measure as a liquidity measure, please tell us how the presentation complies with the guidance in Item 10(e)(1)(ii)(a) of Regulation S-K. While we note that the ultimate payment to employees is by an affiliate of Lone Star Funds, the payment is not presented as a non-cash reconciling item in your presentation of cash flow from operations.

Company Response:

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We acknowledge the Staff’s comment, and in response thereto, acknowledge that adjusted cash flow from operations could suggest a liquidity measure. While we do not intend to present adjusted cash flow from operations on a going forward basis because, pursuant to the terms of the relevant incentive program, there will be no further payments thereunder, we will ensure that any use of it and/or any other non-GAAP financial measures in our future filings with the Commission will comply with Item 10)(e)(1)(i) and Item 10(e)(1)(ii)(a) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (703) 480-3820 or Tim Power, the Company’s Senior Vice President and General Counsel, at (703) 480-3852 with any questions you may have regarding our responses to your questions.

Very truly yours,

/s/ Dennis Schemm

Dennis Schemm

Senior Vice President and Chief Financial Officer

Continental Building Products, Inc.

cc:	James Bachmann, President and Chief Executive Officer
Tim Power, Senior Vice President and General Counsel
Dennis Romps, Chief Accounting Officer, Senior Vice President and Corporate Controller

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